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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  December, 2002 (Amended)

Royal Standard Minerals Inc.

(Translation of registrant's name into English)

3258 Mob Neck Road, Heathsville, Virginia, 22473

(Translation of registrant's name into English)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Royal Standard Minerals Inc.
    (Registrant)

     /s/ ROLAND M. LARSEN
    By:___________________________
    Roland M. Larsen
President

Date January 31, 2003

An Evaluation of the Gold Wedge Property

Nye County, Nevada

(Planned underground (decline) construction, bulk sampling and pilot plant program as a means to complete a feasibility study of the Gold Wedge Project)

TECHNICAL REPORT

PREPARED FOR ROYAL STANDARD MINERALS INC.

1311 North McCarran Blvd.

Suite 105

Sparks, Nevada 89431

January 7, 2003

Volume I

Report Co-authored by

Roger C. Steininger, Ph.D and Timothy D. Master, M.Sc.

Geological Consultant Geological Consultant

NOTE:  All referenced maps, reports and appendices in this report can be inspected in our office located at 1311 N. McCarran Blvd., Suite 105, Sparks, Nevada
89431, Monday through Friday between the hours of 9:00 a.m. and 5:00 p.m.

2. TABLE OF CONTENTS

1.0 Title Page
……………………………………………………………….
i

2.0 Table of Contents
……………………………………………………….
1

3.0 Summary
...................................................................................…………
4

4.0 Introduction and Terms of Reference
....................................................... 7

5.0 Disclaimer
.................................................................................................
8

6.0 Property Description and Location
........................................................... 8

7.0 Accessibility, Climate, Local Resources, Infrastructure, Physiography .. 10

8.0 History
...................................................................................................…
10

9.0 Geological Setting
.................................................................................... 12

10.0 Deposit Types
........................................................................................…
13

11.0 Mineralization
.......................................................................................…..
16

12.0 Exploration
.............................................................................................…
16

13.0 Drilling
....................................................................................................…
17

14.0 Sampling Method and Approach
................................................................ 17

15.0 Sampling Preparation, Analysis and Security
............................................. 18

16.0 Data Verification
.....................................................................................…
19

17.0 Adjacent Properties
................................................................................…. 19

18.0 Mineral Processing and Metallurgical Testing
........................................... 19

19.0 Mineral Resource Estimates
.................…………………................………
20

20.0 Other Relevent Data and Information
......................................................… 29

21.0 Interpretation and Conclusions
................................................................… 29

22.0 Recommendations
..................................................................................….
30

23.0 References
.............................................................................................…..
32

24.0 Date and Signed By
……………………………………………………….
33

25.0 List of Figures
………………………………………………………….....
34

26.0 Certificates of Authors
............................................................................… 35

27.0 Consents from Authors, Contributing Geologists and Engineers ....……...
36

List of Illustrations (Figures)

Figure #

1              Royal
Standard Minerals Gold Projects in Nevada

2              Royal
Standard Minerals Inc. Land Ownership of the Gold Wedge Project

3
Location Map of Gold Wedge Project, Nye County, Nevada

4              Central
Nevada Caldera Trend and Manhattan Mining District

4a        Cross Section of Deposit Types in the
Manhattan-Round Mountain Area

5,5a,5b Geology of the Open Pit Mine Area South of the Gold Wedge Deposit

6,6a        Gold Wedge Plan Map of the Geology,
Resource Blocks, Drill Hole Locations with Mineralized Intervals and the

Decline Plan

7
Longitudinal Cross Section of the Gold Wedge Deposit with Stratigraphic Controls of
Mineralization and Proposed

Decline Construction

8,8a,9,9a Cross Sections of the Geology and Resource Boundaries of the Gold Wedge
Resource by L. G. Martin, 2002

10           Reclamation and Closure
Plan by D.L. Dyer

11           Proposed Processing
Facility Plan Map

12           Proposed Plant Design
Map

List of Tables

Table #

1 Description of Royal Standard Minerals Inc.’s Land Holdings,

        Gold Wedge Property
…………………………………………….

2 Gold Wedge Stratigraphic Section
……………………………….

3 Measured and Indicated Resources by T.D. Master ……………..

4 Measured, Indicated and Inferred Resources by L.G. Martin ……

5      Gold Wedge Project Budget of Decline and Plant
Construction …

6      Conceptual Economic Projection of the Gold Wedge
Project……..

7        (Appendix I) Drill
Hole Summary of the Gold Wedge Resource ……………...

8       (Appendix IV)
Tonnage Calculations of the Gold Wedge Resources

       by L.G. Martin
……………………………………………………

9       (Appendix IV)
Gold Ounces Calculation of the Gold Wedge Deposit

       by L.G. Martin
……………………………………………………

Plates

Plate #

1 Record of Survey for RSM Lode Claims, Gold Wedge Project …

2 Air Photo of Gold Wedge Project and Adjacent Echo Bay Open

        Pit Indicating the Reliance Fault Trend Through
both Deposits …

Appendices

Volume II

APPENDICIES

Appendix #

I. Drill Hole Summary for the Gold Wedge Project, Nye County,
Nevada

        Including Angle, Depth, Mineral Intercepts and
Date Drilled

II.    Compilation of Assay Results for the Gold Wedge
Project, Nye County, Nevada

III.   Gold Recovery Data for the Gold Wedge Property, Nye
County, Nevada

IV.    Resource Calculation Including Engineering and
Resource Reports

          by Messrs. J. Ashton, T. D. Master
and L. D. Martin

V. Environmental Report-Water Pollution Control and Reclamation

        Permit Application to the Nevada Department of
Environmental Protection (NDEP)

VI.   Preliminary construction (decline) plan and processing
plant design for

        the processing of an 8,000 ton bulk sample that
includes the reclamation

        bond and water pollution control permit
application to the Nevada

        Department of Environmental Protection (NDEP)

VI (a). Underground Decline Development Plan for the Gold

    Wedge Property, Nye County, Nevada

VI (b).      Conceptual Mineral Processing
    Design by Goldfields Engineering,

    Including Design of a Gravity Recovery Plant to Recover Gold

    from the Gold Wedge Deposit

VI (c).      Conceptual Economic
    Projections-Cases A through D based upon

    the Current Measured and Indicated Resources for the Gold Wedge

    Property, Nye County, Nevada.

3.0 Summary

The authors were requested by Royal Standard Minerals Inc. (RSM) to complete this technical review and evaluation of the Gold Wedge Project located in Nye County Nevada,
USA. The report guidelines conform to the standards of disclosure for mineral projects under (the "Project") in National Instrument 43-101. The authors completed a detailed review of the known geological, geochemical, geophysical and property databases maintained by RSM, the resource calculation carried out for the project and the decline excavation, plant construction and reclamation plans for the project. This report was written to pilot the construction of an underground (decline) for a technical bulk sampling program and pilot processing plant as a means of providing more detailed geological data in order to complete a preliminary feasibility study for the Project. The following technical report is based upon this evaluation and intended for use by RSM to complete an AIF filing and for further financing.

I, Roger Steininger, the qualified author of this report has reviewed all drilling and analytical data, resource calculations, proposed bulk sampling plan and satisfied myself that the resources reported by T. D. Master and L. G. Martin are accurately calculated and fairly reported, and that the proposed bulk sampling plan is appropriate for the next phase of this project. The resources reported by J. Ashton are more restrictive with the geological grade boundaries and is at best a minimum resource calculation. The authors came to the conclusion that the minimum resource calculations justify the next phase of evaluation that is a feasibility study based on the mining and processing of a bulk sample. The economic projections in the appendix are considered "conceptual" and contain inadequate metallurgical data, mining costs and processing costs for use as reserve projections.

The majority of the Project’s gold resource lies on claims leased from a private claim owner and RSM has staked claims on the extensions of the resource. An additional patented claim was purchased by RSM for constructing of a processing facility. The completion of a mine plan with a proposed processing facility and closure plan is required before work can begin on the decline and bulk sampling for a pilot metallurgical test.

The known gold resource of the Gold Wedge Project occurs in a steeply dipping north trending fault zone crosscutting limestone and siltstone beds. This fault zone intersects the Manhattan caldera margin where additional crosscutting mineralized faults create fault intersection areas suitable for high-grade gold deposition. Surface exploration drilling has delineated 2,500 feet of the north trending mineralized fault zone with the zone plunging north into an untested area along the caldera margin. A segment of this mineralized fault zone 1,100 feet in length occurs on RSM Land and was delineated by 57 reverse circulation and diamond drill core holes. There are currently 20 additional holes permitted for drilling to expand the known resource and complete condemnation drilling at the location of the proposed decline and facility site.

T. D. Master and L.G. Martin completed two manual resource calculations for gold content as independent studies for the 1,100 feet segment of the mineralized trend. The calculations were divided into measured, indicated and inferred gold resources. Mr. T. D.
Master, in his report dated September 18, 2001 who calculated the resource greater than
0.15 ounces of gold per ton (opt), completed the first study. Mr. L. G. Martin, in his report dated September 3, 2002 completed the second study and calculated the resource greater than 0.10 opt gold. The measured gold resource calculated by Mr. Master contains
211,799 tons at an average grade of 0.494 opt gold and the indicated resource contains
80,761 tons at an average grade of 0.583 opt gold. The measured resource calculated by Mr.
Martin contains 280,030 tons at an average grade of 0.313 opt and the indicated resource contains 391,667 tons at an average grade of 0.367 opt. The variance between the two studies for the measured gold ounces is 16% and is within the acceptable limits of 20% for the measured category, based on guidelines from the United States Geological Survey.

Mr. J. Ashton, a certified professional mining engineer CPE # 9162, also completed a resource study. He used a 0.15 ounce per ton cutoff grade and calculated a measured resource of 118,630 tons at an average grade of .388 opt gold and indicated resource of
23,430 tons at an average grade of .226 as a polygonal estimate. He also determined that the mean average grade of the Gold Wedge Project’s gold resource to be 0.417 ounces of gold per ton and that within a 95% confidence limit, the grade will range between 0.30 and 0.56 ounces of gold per ton. The average grades calculated in all three resource studies are within these confidence limits. The tonnage reduction in J. Ashton’s polygonal estimate is the result of the restricted area of influence on the drill intercepts. The kriged estimate containing the lower average grade of 0.287 opt gold average grade is expected due to volume /variance effect of going from point samples to larger blocks and the restriction of high grade (>1.0 opt) to twenty feet surrounding the mineralized interval. (Appendix IV, J. Ashton Report, pages 7 and 8).

A larger difference in the indicated resource category was expected with the different treatment of drill intercepts at variable depth range within the Reliance Fault. L. G.
Martin 2002, connected larger distances above and below the drill intercept as an indicated gold resource. T. D. Master 2001, calculated measured resources surrounding the holes that were greater than 50 feet apart vertically in the mineralized fault zone, which increased the measured resource and reduced the indicated resource. Both T. D. Master and
L. G. Martin indicated that given the strength, continuity and historical production from this structure strongly supported the projection of the assay sections for at least 50 feet from the drill hole intersections (Mining Engineering Handbook, 1973 and McKinstry,
1949).

L. D. Martin 2002, has also calculated an inferred resource of 363,995 ounces of gold at an average grade of 0.389 opt to a depth of 1100 feet within the mineralized fault zones below current drill depth. He also calculated the inferred category along the strike of the mineralized fault zones beyond current drill control using the same cutoff grade of
0.10 opt gold as in the measured and indicated categories. T. D. Master 2002, calculated
394,626 ounces of gold in the inferred category along strike in the fault zones and at depth below drilling in the fault zones using the 0.15 opt.

The authors recommend a budget of US$2,903,582 for the bulk sampling and processing of the gold mineralization. Permits were reviewed by the authors and are projected to be approved by the end of the first quarter, 2003.

The land holdings surrounding the Gold Wedge Project have been surveyed for royalty determination purposes. RSM currently has a 2.0% NSR royalty obligation that can be purchased for US$200,000. This purchase option may be exercised prior to any full production decision.

The Water Pollution Control Permit and Reclamation Bond application for the Gold Wedge
Project have been filed with the State of Nevada, Department of Environmental Protection
(NDEP) by Dyer Engineering CPE # 8766 and the approval to begin driving the decline is anticipated to be received by RSM by March, 2003. A modest reclamation bond of US$118,725 has been determined by Dyer Engineering to be executable and is part of the development budget. NDEP has recommended the approval of the reclamation bond permit, subject to public comments in January, 2003, and as a result, the required permit should be issued by mid-March, 2003 for the Gold Wedge Project.

The authors have concluded that;

1)  Drilling and assaying carried out to date have been completed to accepted industry standards and the Project’s database can be used to assemble a meaningful mineral resource. Additional delineation drilling of this resource is recommended from underground. Surface exploration drilling for deep extensions should also be completed with a center return hammer drill to eliminate the possibility of down hole contamination below the water table. Diamond drill coring is not recommended for grade determination because the poorly cemented gold is washed out of the open fractures by the high pressure water circulation required to clean the cuttings from the face of the drill core bit.

2)  The Project’s land holdings have been surveyed by a licensed surveyor and properly filed with all title payments kept current on the gold resource planned for mining. Holding costs, buyout costs and royalties are extremely low and have little impact on the project’s economics.

3)  The manual resource calculations used in this report have been prepared using the standards accepted by the United States Geological Survey and conform to the accepted measured, indicated and inferred categories for calculating mineral resources established under National Instrument 43-101. The two independent studies contain differences, which were reconciled and are within 20% variance for a measured resource.

4)  The polygonal resource study completed by J. Ashton as a qualified mining engineer supports the conclusion by myself, Roger Steininger that the grade and tonnage of the Gold Wedge Deposit warrants the mining and processing of the bulk sample to complete the economic feasibility of the Project. The grade determination by J. Ashton has demonstrated that within a 95% confidence level, the average grade of the deposit is expected to range between 0.300 opt gold and 0.561 opt gold. These figures compare to historical production grades from underground mines along strike and immediately south of the Gold Wedge deposit. The manual resource calculations by Master, 2001, and Martin,
  2002, are within J Ashton’s statistically acceptable range.

5)  Drilling density and resource delineation to date is adequate to justify the cost of driving a decline into the deposit and processing a bulk sample. A budget for the proposed program is estimated to be $2,903.582.00 U.S.D.

6)  A reclamation plan has been properly filed with the Nevada Department of
  Environmental Protection. The Administrator of the Department has made a tentative decision to issue the reclamation permit subject to the public comment period. There is no anticipated environmental or cultural reason for delaying the permit. The permit is scheduled to be issued by Mid-March 2003.

4.0 Introduction and Terms of Reference

At the request of RSM, a technical review and evaluation has been completed by the authors of geological and geochemical databases, resource calculations, land holdings, mine plans and environmental permits of the Gold Wedge Project. Sources for the information and data for said report include private reports by RSM, and unrestricted files acquired by RSM from Freeport Exploration (AngloGold U.S.A. Exploration Inc.), Crown
Resources, New Concepts Mining, Sunshine Mining and Royal Gold Inc.. Legal council, Ross
E. de Lipkau, completed a title opinion of public records confirming clear title to the
Gold Wedge Property. Both authors of this report have worked on the Property. Mr. T. D.
Master has been working on the property recently with the last visit on December 6, 2002 and Mr. Steininger worked on the property during 1997 –1998 while managing the project for Royal Gold Inc with his last visit to the property on July 11, 2002.

The following technical report is intended for use by RSM’s subsidiary company,
Manhattan Mining Co. (MMC), RSM’s current operating company in Nevada, to complete a
Technical Report which will be used for further funding of the decline construction and pilot plant testing phase of the project. This report describes the gold resources that might become economically feasible to recover, subject to the carrying out of a bulk sampling and processing program that will lead to a feasibility study.

The strategy deployed by RSM, which led to the acquisition of the Gold Wedge Project, is a focus on near surface high-grade mineralization that can be mined by underground methods. During 1980 - 2000, high-grade deposits with underground potential up to 500,000 ounces were not considered attractive for the major companies exploring for gold in
Nevada. These deposits were drill tested for large tonnage lower grade open pit deposits.
The narrower high-grade discoveries were commonly under-explored with wide spaced drilling and not well delineated. These smaller tonnage high-grade deposits have potential to expand by underground development and may generate higher revenues per ton with less environmental impact and easier permitting. There are also a significantly greater number of these projects available for acquisition at more reasonable purchase prices. In many cases, historic mining districts contain patented land that facilitates the construction of a processing plant and does not require a stringent surface disturbance permit. In a few rare cases, the metallurgy of the deposit is suitable for a less complicated start-up facility with a gravity recovery plant that does not require a cyanide permit or expensive leach circuit. The Gold Wedge Project incorporates all of the above strategies.

The following two reports contain the gold resource calculations generated from the geological logs and assay sheets generated from the drilling carried out on the Gold Wedge
Property.

Master, Timothy D., 2002, Geology and Gold Resources of the Gold Wedge Deposit,
Manhattan Mining District, Nye County, Nevada, unpublished Royal Standard report, 16 pages with attachments.

Martin, Laurence G., 2002, Resource Estimate, Gold Wedge Project, Manhattan, Nevada,
for Royal Standard Inc., unpublished Royal Standard Report, September 3, 2002, 3 pages with attachments.

The section of this Technical Report, item 19 and Appendix 6, includes the plans for a proposed decline, an evaluation of the mining methods to be considered in taking the bulk sample, projected mining costs and the flow sheet for a pilot processing plant in taking the bulk sample have been evaluated by engineering firms that have extensive experience in each respective discipline in the Nevada gold mining industry. The receipt by RSM of reclamation and mine permits is required prior to the construction of the decline and pilot testing of a bulk sample. The permitting of the facility and mine plan included in this report allows for the possible full-scale production without having to re-permit the project.

5.0 Disclaimer

The data used in this report was developed using standard mining company practices and methods using reputable labs and professional employees gathering the data. However, this type of deposit is more difficult to evaluate using standard surface drilling methods. The authors are not able to guarantee the accuracy of drill data gathered fifteen to twenty years ago, used to formulate conclusions. The authors evaluated the drill data using their professional experience with this type of gold deposit and use caution where appropriate in developing the geological framework studies and resource estimates to formulate conclusions. The results from the diversity of drilling and assay companies add a level of confidence to the assay results used to calculate the resources. The fact that the Gold
Wedge Resource is the north continuation of the previously mined Reliance Fault Zone gold geposits, which produced similar average grades, also adds confidence to the calculated resource. The two authors and L. G. Martin, 2002, former Echo Bay West Pit mine geologist, have a total of approximately 80 years of professional experience, Co-authors (Master - 25 years and Steininger-35 years) and Martin-20 years). The majority of this experience is in gold resource exploration and evaluation and approximately 10 years on the Gold Wedge
Project and within a 3-mile radius surrounding the Gold Wedge Project in the Manhattan
Mining District.

6.0 Property Location and Description

Location

The Gold Wedge Project is located in the Manhattan Mining District, section 18, T8N,
R43E, Mount Diablo Meridian, 1/2 mile west of the town of Manhattan in Nye County, Nevada,
(Figure 1). The elevation of the ground surface is 6,820 feet. The resource occurs under a gravel covered dry drainage valley north of paved highway 377, and is the northern continuation of the deposits mined in the open pits and underground mines 1000 feet south the highway. The town of Tonopah is 35 miles south of the deposit and is considered the most favorable location for accommodations. Tonopah is also the county seat for Nye
County.

Description of RSM Land Holdings

The land position controlled by RSM on the Gold Wedge Project Area is shown on Figure 2 and listed in the table below.

Table 1

Claim Name

Claim Type
    BLM Serial #s
or patent #

Gold Wedge
unpatented
NMC 96294 –

Gold Wedge 1-3
"
96297

Orphant
patent
4095

    GW1-34

    unpatented

    NMC 826458 – 826460, 824432 – 824436, 826461– 826476,
829859 – 829863, 834113 - 824114

    Location of Claims
(Type of Control)

# of Claims/Acres/Owner

Importance To Development

    Gold Wedge Deposit
    (Option to Purchase 100%
for $200,000.)
    4 claims / 50 acres / Hill

    90% of known measured deposit and
    most of known indicated deposit. 3% NSR
5 year lease term, renewable

    North Plunge of Gold
    Wedge Deposit and
    1.5 miles of Mineralized
    Caldera Margin Trend
    (RSM owns 100% of
Unpatented Claims)
    34 claims / 450 acres / RSM

    Largest deep inferred and unexplored
    mineralized caldera margin

    South End Of Gold Wedge
    Deposit and East Caldera
    Margin Trend (RSM owns
100% of Patent Claim)
    1 claim / 20.03 acres / RSM
    (Orphant Patent)

    Approximately 5% of known deposit,
    Private Land for Decline and Plant
    Site, and 1,500 feet of mineralized
caldera trend; facility site plan, 1% NSR

Wm. Michael Donovan Jr., Professional Land Surveyor #2617, surveyed the land holdings in the immediate vicinity of the deposit to determine the exact land boundaries in relation to the gold deposit. These boundary locations will be used for determining royalty allocation should production occur (Plate 1).

Documents for the Water Pollution Control Permit and Reclamation Permits have been delivered to the Nevada Department of Environmental Protection. The Administrator has made the tentative decision subject to the 30 day public comment period, to issue the reclamation permit #0211. There are no federal permits required because all surface disturbance is restricted to the patented claim and the permit is a zero discharge permit.

7.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Gold Wedge Project is adjacent to paved highway 377 and occurs at an elevation of
6820 feet. Sage brush and pinion pines grow on the project area, (Figure 3). The town of
Manhattan is 1/2 mile from the project and has a population of 62 residents. There are equipment contractors in the area and at Manhattan. The winters are cold with little annual rainfall and any potential mining operations would be carried out on a year around basis with no winter shutdown. Electrical power is available from the town with the power line crossing the property. Water rights have been applied for and the dewatering of the decline will provide much of the required water with a backup well available for additional water use. The water use permits have been applied for and are scheduled to be issued at the time the decline is started. The processing facility layout and future heap leach pad locations are shown on the attached map.

8.0 History

The Gold Wedge Deposit was first located in 1905 and called the Gold Metals Mine. The recorded past gold production from the Gold Wedge Deposit is 4,571 ounces at an average recovered grade of 0.486 ounces per ton from 9,403 tons. The majority of this production occurred during 1935-1936 when 9,372 tons were mined at the Gold Metals Shaft (Kral,
1951). There is apparently no unrecorded production because none of the drilling through the deposit intersected open stopes, voids or lost circulation, indicating that no mining occurred more than 90 feet north of the Gold Metals Shaft.

The Gold Wedge Project has a history of being considered for underground development but was never thought to be large enough for companies like Freeport
Exploration or Echo Bay Mines. The deposit occurs in a steeply dipping shear zone and was not previously considered open pittable. High holding costs and dilution of the projects interest with joint venture agreements and large work expenditure requirements made the task of moving the project ahead even more difficult. Sunshine Mining was the most serious about underground development of the project and during 1989, negotiated a mine plan and work commitment of $1,500,000 to earn 45% interest from Freeport Exploration. A pending land conflict at the time from a third party that overstaked the project and the inconclusive core drilling completed on the high grade zone which washed out the loosely held gold in fractures, added to Sunshine’s decision not to continue with the joint venture. The project was subsequently leased to Crown Resources Corporation who continued
drill testing the project. Crown Resources did not pursue additional compilation beyond drilling 16 holes for a combined footage of 6,270 feet. The project was then subleased to
New Concepts Mining, a California based company who continued drilling and expanded the resource. Both of these companies completed a wide range of resource calculations from
750,000 ounces of proven to possible resources at an average grade of 0.20 ounces per ton using uncut grades, to 56,000 ounces at 0.06 opt grade by cutting all high grade values to a maximum of 0.25 opt. The resource calculations by Crown Resources and New Concepts
Mining do not conform to the requirements for Technical Report writing under NI 43-101.

The project was then sublet to Royal Gold in 1997 who continued with drilling several widely spaced drill holes to test for a larger tonnage deposit and encountered a new zone of mineralization that has not been followed up. Management concerns regarding the potential for a large tonnage low-grade open pit deposit and the onerous terms of the option agreement as well as title issues at the time, discouraged Royal Gold from further work.

The Gold Wedge property became available in late 2000 when Crown Resources and New
Concepts Mining both encountered financial difficulty and released the project back to the
Hill Family and dropped all surrounding claims. RSM acquired the property from the Hill
Family in 2001. This effort coincided with the staking of 34 lode claims and further consolidating the land position by acquiring strategic patented lands within the deposit area.

During June 2001, the initial acquisition of the 4 lode claims from the Hill Family captured the majority of the drill-indicated deposit. Twenty-seven lode claims were then staked simultaneously surrounding the Hill Claims. The staking of the 27 surrounding claims captured 1.5 miles of prospective mineralized caldera margin trend and the down plunging north extension of the Gold Wedge Deposit.

During July 2001, 40 unpatented and 4 patented lode claims were acquired from Anthony
Selig, which captured adjacent and nearby mineralized areas not directly connected to the
Gold Wedge Project. The Selig Claims have added potential reserves both as lode and placer mineralization and will be addressed in a later report. Placer potential both on the Gold
Wedge Project and 2 of the 4 Selig patented claims is significant and will be addressed in a later report.

During November 2001, the complete records of the Gold Wedge Deposit, with the exception of the Royal Gold data and data covering all of the Manhattan Mining District was acquired by RSM through a data trade with AngloGold USA Exploration. RSM also completed the purchase of a patented claim from AngloGold. This purchase established
RSM’s ownership on the Gold Wedge Deposit and at this time would permit the construction of surface facilities and the portal for the decline into the deposit. The
Royal Gold Data was acquired in late 2002 and identified new mineralization west of the known resource. Seven additional lode claims were staked on the various projected extensions of the deposit.

During 2002 the Company contracted independent consultants to further the evaluation of the database resulting in the third review of the current gold resource inventories on the property. This effort indicated that there was sufficient encouragement to go underground on this deposit as a means to further evaluate its potential economic viability. The
Company has filed for the necessary permits to construct a decline, bulk sample the deposit and obtain the necessary permits to process an 8,000 ton sample with a pilot scale gravity plant that could be expanded into a full scale plant at some point in the future.
The necessary permits were filed in October 2002. Water well monitoring construction has been completed for the initial construction phase of the bulk sample project. The Company expects to have the necessary permits including a bond permit in hand during the first quarter, 2003.

9.0 Geological Setting

The Manhattan Mine District, although oriented east-west along the margin of the Manhattan Caldera, is part of a much larger scale north-south alignment of nested calderas, intrusives and volcanic centers starting at Northumberland to the north and

trending south through Round Mountain, Manhattan and to Tonopah. Numerous smaller deposits occur between these larger deposit areas and include Gold Hill, Corcoran Canyon, and Midway. Round Mountain and Tonopah are hosted in Tertiary Volcanic rocks whereas
Northumberland and Manhattan are hosted in Silurian - Cambrian Age limestone and siltstone. Mineralization at Round Mountain, Corcoran Canyon and Midway are known to transition into the underlying sedimentary rocks. At Round Mountain, the underlying
Cambrian Age Gold Hill Formation is strongly mineralized with gold, as it is in the
Manhattan District, (Figure 4, 4a).

It is believed that the Tertiary Age Caldera formation and volcanic centers indirectly control all of the deposits in the north-south trend. All of the deposits are dated from the earliest period of volcanism to somewhat later than the period of caldera development.
Alteration in the Round Mountain Mine is dated at 25.5 Ma., Northumberland at 32 Ma,
Tonopah at 16.9 - 19.6 Ma. and Manhattan at 32 Ma and 16.5 Ma., with the gold deposition possibly sourced from the volcanic centers.

Age dating of various igneous rock types and alteration in the Manhattan District indicates two periods of gold deposition slightly prior to and then following the development of the Manhattan Caldera. Unaltered rhyolite flow domes on Fergus Hill within the Manhattan Caldera, 2 miles northwest of the Gold Wedge Deposit, are dated at 23.5-25.5
Ma. and are the youngest intrusions mapped in the caldera. Alteration at the White Caps
Mine in the east part of the district is dated at 32 Ma and the alteration in the Gold
Wedge Deposit is dated at 16.5 Ma. The Pipe Spring Granite Intrusions are dated at 80 Ma and are mostly unaltered and unmineralized except where crosscutting shear zones contain altered and mineralized andesite and latite dikes. Unaltered crosscutting andesite and latite dikes are dated at 24.2 Ma in the Keystone Mine Area and are possibly late intrusions from the caldera.

The N30W trending Reliance Fault Shear Zone hosting the Gold Wedge Deposit appears to be an earlier fault developed prior to caldera formation. This fault cannot be traced into the intra-caldera flows north of the caldera margin and appears to merge with the caldera margin as it turns west under a mineralized jasperoid ridge called Black Mammoth Ridge.
Alteration occurs in the volcanic rocks along the caldera margin. The intersection of the
Reliance Fault with the caldera margin is where the Gold Wedge Deposit contains the highest-grade mineralization. The Reliance Fault is possibly an older "Walker Lane
Type" strike slip fault that has become reactivated and mineralized at the margin of the caldera (Figure 4a).

10.0 Deposit Types

Manhattan District

Significant past lode production in the Manhattan District is confined to an east/ west trending mineralized package of Cambrian - Ordovician Age sedimentary rock five miles long and one mile wide, along the Manhattan Caldera margin. Significant placer production overlaps onto the lode deposits with the start of the major placer production occurring over the Gold Wedge Deposit and continuing west down Manhattan Gulch for approximately five miles. The White Caps Mine in the eastern part of the Manhattan district was the largest underground mine with a production record of 200,000 ounces gold at an average grade of 1 ounce per ton from a steeply dipping shear zone in the White Caps Limestone.
The Echo Bay open pits are located on the south extension of the Gold Wedge Deposit fault zone and produced an estimated 260,000 ounces of gold at an average grade of 0.06 ounces per ton (Madry 1988). These open pit deposits were essentially vein deposits averaging 0.5 ounces gold per ton grade and greatly diluted by open pit mining. The third significant recorded production is from placer mining with 150,000 ounces of gold produced at an undetermined average grade and sourced from the lode vein deposits up-drainage. There are numerous smaller underground mines that are estimated to have produced an additional
100,000 ounces of gold. The specimen gold character of these deposits commonly results in significant unreported gold production, probably in the 50,000 - 100,000 ounces range
(Ferguson, 1924). It is estimated that 700,000 to 800,000 ounces of gold have been produced from the Manhattan District. The recorded production from RSM property is estimated to be 40,000 ounces and is divided approximately equal between lode and placer production.

Stratigraphic Controls of the Gold Wedge Deposit

Mappable rock units in the Gold Wedge Deposit are grouped into two lithologic assemblages. The older quartzite-siltite-phyllite-argillite assemblage assigned to the

Cambrian age Gold Hill Formation hosts the mineralization in the southern end of the deposit, which extends south into the Echo Bay open pit. The overlying thin-bedded limestone assemblage, assigned to the Ordovician Age Zanzibar Limestone, hosts the majority of the deposit to the north. The Zanzibar Limestone assemblage grades upward into an interbedded sequence of micritic limestone-laminated calcareous siltstone-black chert-argillite which is characteristic of a restricted basin type deposition. The two stratigraphic assemblages of the Gold Hill and Zanzibar formations dip north at approximately 40 - 45 degrees. The mineralization crosscuts through the Gold Hill
Formation into the overlying Zanzibar Limestone along a steeply dipping fault zone and exhibits partial stratigraphic control by becoming more disseminated and higher grade in the limestone sequence. Evidence of this dissemination in the limestone is the massive jasperoid replacement at the surface on Black Mammoth Ridge, west and adjacent to the known deposit. This dissemination progresses upward through the Zanzibar Limestone into the overlying Ordovician age Toquima Limestone-Argillite and Quartzite. Drilling to date has restricted the high-grade mineralization (>0.15 opt) to within 20 feet of the fault margins. Lower grade mineralization is disseminated along bedding up to 200 feet from known mineralized faults, as shown in the following cross section P-P’ and in the cross sections R,X,Yand Z, Appendix IV. There has been no drilling in the overlying jasperoid of the Toquima Formation where the Reliance Fault Zone intersects the Toquima
Formation under Black Mammoth Ridge. The following stratigraphic column was constructed from drill data across the Gold Wedge Deposit. Refer to the stratigraphic column of the
Zanzibar and Toquima Assemblages in Table 2 for the stratigraphy of surface rocks over the entire Gold Wedge Project Area.

Table 2

Quaternary
surface gravel
0 – 75 feet thick

Zanzibar Fm.
Gray Argillite/Siltstone
200+ feet thick
gold host

Zanzibar Fm.
Gray Argillaceous Ls.
100 feet thick
gold host

Zanzibar Fm.
Dark Gray Limestone
100-150 feet thick
major gold host

Gold Hill Fm.
    Calcareous Phyllite
(green-pink, pyritic)
45-75 feet thick
minor gold host

Gold Hill Fm.
    Brown siltite
(with thin ls.and qtzite)
200+ feet thick
minor gold host

White Caps Ls.
White sandy limestone
40-60 feet thick
major gold host in the District

The White Caps Limestone occurs below the Gold Wedge Deposit and has not been drill tested in the Reliance Fault Zone under the deposit.

Structural Controls of the Gold Wedge Deposit

Reliance Fault Zone

The structural preparation of the Gold Hill and Zanzibar Formations in the Gold Wedge
Deposit Area is a broad anticline plunging northwest with the north limb of the fold dipping 40-45 degrees north and hosting the deposit. The limb of the anticline is also folded into a secondary anticline plunging north and is crosscut along the axis by a steeply dipping fault zone called the Reliance Fault. The mineralization in the Gold Wedge
Deposit occurs in the Reliance Fault Zone. The Reliance Fault Zone is the most continuous mineralized fault zone in the Manhattan District and is mapped by drilling and mining along 3,500 feet of strike length, starting at the north end of the Gold Wedge Deposit and continuing south through Echo Bay’s West Pit. At the Gold Wedge Deposit, the fault trends N30 degrees west and dips 75-80 degrees west and east. The overall dip of the fault zone is determined to be west, based on cross sections constructed through the deposit;
however, Sunshine Mining, based on less drill control, interpreted the fault zone to be dipping approximately 80 degrees east, based on slice plan mapping of the mineralization.
In any case, an underground decline plan will not be affected by the variable dips of the fault as long as a safe distance can be maintained to the east of the deposit and mining can be developed above and below the decline at a safe distance.

The Reliance Fault Zone contains more than one mineralized shear, although one continuous fault zone can be traced along the west side of the entire deposit for a distance of 1,000 feet. Vertical displacement in any one fault is small to moderate (10 to
100 feet) based on correlation of the Zanzibar/Gold Hill contact across the deposit. East dipping mineralized shears within the fault zone has also been reported in shallow underground workings at the Gold Metals shaft. Secondary parallel shears east of the proven resource are mineralized and have not all been delineated. Condemnation drilling for the decline is planned in the area east of the resource.

Caldera Margin

The caldera margin from Mustang Hill, 1,000 feet east of the Gold Wedge Deposit to
2,000 feet west of the deposit is prospective for additional shallow and deep resources.
At the north end of the deposit, the northwest trending caldera margin intersects the
Reliance Fault at a low angle (Figure 2). This intersection contains the highest-grade zones of mineralization. Diamond drill hole SMH-6-88, drilled by Sunshine Mining, intersected 100 feet of tuffaceous breccia containing up to 0.344 opt gold in the mineralized intersection area, indicating that the volcanic rocks are also mineralized along the caldera wall, leaving the possibility for a "Round Mountain-Type Gold
Deposit" confined at depth along the caldera wall. North South oriented cross sections show that mineralized Zanzibar Beds are step-faulted down into the caldera with the deposit continuing below current drill depths. The Reliance Fault merges with the caldera margin under Black Mammoth Ridge, analogous to the Manhattan Fault merging with the caldera margin under Mustang Hill. Mustang Hill also had a small high grade producing mine area and is located on RSM Land Holdings.

Alteration

Alteration in the Gold Wedge Deposit is similar to Echo Bay’s West Pit Deposit.
The one primary difference is that late calcite flooding of open fractures has occurred in the Gold Wedge Deposit. This late calcite occurs with the highest-grade gold mineralization and also occurs in barren structures. This flooding has cemented many open fractures, improving the rock competency in the mineralized zone. Clay gouge is common in the shear zones and is also mineralized. There is little alteration of the wall rock.
Adularia has been identified in the Echo Bay Pit but has not been noted in drill core from
Gold Wedge, although it is likely present. Flourite has been identified at Gold Wedge as well as in the Echo Bay West Pit Deposit. Small amounts of galena, chalcopyrite, arsenopyrite and sphalerite were identified in thin section at Gold Wedge and are similar to Echo Bays’ West Pit Deposit. Oxidation is present at all levels drilled in the
Gold Wedge Deposit. Silicification is veined and the higher gold values are not commonly found in the more intensely silicified zones. Quartz veining is white to gray and more abundant in the deeper mineralized zones. Limestone is altered to marble in the gold mineralization zone at Gold Wedge, similar to the north end of the West Pit Deposit. It is unclear whether a calcite-quartz transition occurs vertically in the gold zone of the Gold
Wedge Deposit. Green chlorite alteration is thought to be part of the regional metamorphism of the area.

11.0 Mineralization

The main gold mineralization zone at Gold Wedge occurs over a known vertical range of
500 feet within the Reliance Fault Zone and plunges north into the caldera margin. The fault zone is approximately 100 feet wide and the gold resource occurs in multiple steeply dipping zones with true width of 4 to 20+ feet within the fault zone. The gold zones dip
70 degrees to vertical and crosscut the Ordovician age Zanzibar Limestone on the north end of the deposit and the Cambrian Age Gold Hill Formation siltstone on the south end of the deposit. Shallower dipping mineralization from 45 – 70 degrees north occurs along the crosscutting caldera margin faults and Zanzibar limestone beds on the north end of the deposit. The majority of the known mineralization occurs in the Zanzibar Limestone. A deeper drill hole penetrating the north end of the deposit reveals that the gold mineralized zone continues below 700 feet depth. There are enough drill intersections in the gold zone to conclude that the gold zones are interconnected at various levels tested within the structural zone along strike and can be followed continuously along 1,000 feet of strike length at various levels. The average uncut gold grades in this zone are 0.494 ounces per ton using a cutoff grade of 0.15 opt. The gold/silver ratio is 1/1 to 2/1. The gold is 700 fineness and the grain size is 0.4mm or less based on panned drill cuttings and confirmed with thin section analysis of drill cuttings (Appendix III, Freeport unpublished reports, 1986). There are very little other metals associated with the gold such as arsenic, mercury or antimony. The gold occurs as loose clusters of granular to crystalline aggregates attached to open fractures or cemented with quartz and calcite. The majority of the mineralization is oxidized although oxidation has little significance on the recovery of the gold as native metal loosely held on open fractures. Appendix I includes a summary of the drilling of the resource at Gold Wedge by Freeport Exploration,
Sunshine Mining, Crown Resources, New Concepts and Royal Gold/Battle Mountain joint venture during 1984 - 1998.

12.0 Exploration

The investigations carried out on the Gold Wedge Property by RSM have been the acquisition and assembly of all existing data, confirmation mapping and sampling of outcrop on the resource area and confirmation of drill hole collar locations in the field.
This exploration was completed during the years 2001 and 2002 under contract for RSM. One hole was drilled in 2002 as a water monitor well and was also used as an exploration test on the south end of the resource. The sampling of the silicified limestone beds extending west of the resource confirmed that replacement style mineralization does exist peripheral to the high-grade fault controlled mineralization. Bulk tonnage style mineralization as bedding replacement has also been encountered in one of Royal Gold’s drill holes, 300 feet west of the resource. The mapping of the stratigraphy and structure in drill holes carried out by the authors, has identified extensions of the mineralized zone below current drill depths and the untested White Caps Limestone below the currently defined gold resource. Exploration mapping along the caldera margin has identified additional untested areas of silicification in the volcanic rocks inside of the caldera, indicating that additional mineralization possibly occurs in the underlying limestone of the Zanzibar
Formation.

The detailed cross-section mapping of the geology from the drill hole logs has identified fault intersections in favorable host rocks that can be tested from surface and/or by underground drilling. The identification of the mineralized caldera margin faulting has added additional extensions of the mineralization that have not been drill tested and can be explored by drilling from underground drill stations.

13.0 Drilling

Four separate drilling contractors, which include Eklund, Lang, Rimrock and Boyles
Brothers carried out the majority of the rotary-reverse circulation and diamond drilling on the resource listed in Appendix I. Drift surveys were completed on numerous holes and the surveys were incorporated into the later resource calculations. Drill hole deviation was not significant for even the deep holes. The reverse circulation drilling was completed with an interchange hammer that recovers the drill cuttings approximately 3 feet above the drill bit and transports the drill cuttings up the drill pipe to keep them from being contaminated with the wall rock. The majority of the drilling was angled across the
Reliance Fault Zone to crosscut the fault zone at a high enough angle to test the entire zone. Sample resolution is 5 feet for the reverse circulation drilling. True thickness of mineralized zones were measured off the cross sections and most five feet thick intervals were reduced to four feet for resource volume calculations. The drill core reveals that most mineralized intervals are greater than five feet in width and the minimum sampling interval of five feet is representative for minimum mining widths. The orientation of the mineralization has been well diagramed by the construction of the cross sections and the drill angles and drill directions have been oriented properly to measure true thickness and map the mineralized zone along trend (Appendix I)

The authors recommend that any future surface drilling of this deposit should be completed with a center return hammer that recovers chip samples from the face of the drill bit and avoids the possibility of contamination of gold down the hole or washing of gold from the wall of the hole. The possibility of a problem with contamination is discussed further in the following section on sampling methodology.

14.0 Sampling Method and Approach

The sampling methodology employed for the reverse circulation holes has been to split the drill cuttings from each five feet interval as the cuttings are recovered from the drill hole. Approximately 88 pounds is recovered from each five feet interval of drilling and is passed through different types of splitters based on whether the sample is wet or dry. A dry splitter called a Jones Splitter is used for dry samples and a rotary "pie splitter" is used for the wet samples. Both splitters contain dividers that reduce the homogenized sample size to a manageable fifteen pounds for transport and analysis. A total of 3,157 samples were analyzed for the drilling with 164 samples greater than 0.15 ounces of gold per ton and 428 samples greater than 0.03 ounces of gold per ton. The remaining 2,565 samples contain less than 0.03 ounces of gold per ton.

Drill records show that sample recovery was good for the reverse circulation holes with no lost circulation problems and all five feet intervals were recovered in the mineralized zones. The diamond drilling recovered an average of 80 percent of the sample in the mineralized zone, although there was some washing noted which was later proven to bias the sample to a lower grade due to the loss of gold in the circulated water. Reverse circulation drilling below the water table can possibly contaminate the hole below the high-grade mineralization by washing gold down the drill hole from the interval above as drilling progresses. In one case, drill hole MH-16 contained a thick zone of mineralization below a 20 feet thick zone of 2 ounces of gold per ton and this thick zone was eliminated from the resource calculation until further drill testing is completed.
There are many high-grade intervals greater than 0.50 opt that contain little to no gold below them, indicating that no contamination occurred below them. There has not been a problem identified that negatively impacts the resource calculations.

An interesting sampling study was conducted by New Concepts Mining on the last two holes of their drilling program (GW-15 and GW-16) which was the last two holes of the drilling carried out in the resource. Following a suspected loss of gold due to washing of the sample at the splitter, they decided to collect all of the sample and split the sample in half while collecting all the water and clay fraction runoff for one split and only the cuttings without the runoff for the other split. Each sample was then prepared at the lab and analyzed. The results were consistently higher from the sample with the runoff water and clay fraction indicating that the resources grade and tonnage is possibly underestimated (Appendix II).

15.0 Sampling Preparation, Analysis and Security

None of the samples were ever touched or transported by RSM. The contracted drilling company bagged the reverse circulation samples and the contractor lab picked up the samples at the drill rig and transported the samples to the lab where they were dried, split, pulverized and analyzed. The labs used were well known for gold analytical work in
Nevada and numerous check assays and standards were used. Monitor Geochemical Labs in
Sparks, Nevada, Shasta Analytical Labs in Redding, California and Legend Labs in Reno,
Nevada completed the majority of the analytical work. A compilation of the assay results is included in Appendix II.

Samples were split at the labs to100 grams and then pulverized and split to 30 grams or
a 1 assay ton and fire assayed with the A.A. finish, which is a routine analytical procedure for gold analyses. Reproducibility on check samples was good, indicating that the gold is well distributed throughout the larger sample. The diversity of analytical labs and drilling companies has served as a check for contamination, sample preparation and analytical error. Check assays are listed on the assay sheets representing approximately 10% of the samples containing mineralization (Appendix II).

Freeport conducted a study on several higher-grade samples to recover the gold content in fifty-pound samples using a spiral concentrator. The gold recovered from the spiral concentrator verified that the average grade in the samples analyzed by the commercial labs is approximately equal to the gold grade recovered by gravity separation with the spiral concentrator (Appendix III). T. D. Master has observed the gold recovered from these samples and stored in bags within the metallurgical file. The gold is silt size crystalline aggregates similar in morphology to samples recovered from the Echo Bay West
Pit. These samples are available for observation in the Anglogold files upon request.

The authors have no reason to suspect that the sample preparation and analytical method used by the commercial labs were not appropriate for this project. The reproducibility of sample re-runs is good evidence for analytical precision.

16.0 Data Verification

Copies of the original stamped assay certificates were used in this database to build the resource. James Ashton P.E.#9162, manually entered the assay values from tabulated lists prepared by previous companies and T. D. Master, the co-author of this report, checked the lists for accuracy prior to Jim entering the values. The records produced by Freeport Exploration were acquired from Anglogold in their entirety for this project. A full copy of all the records was made and is part of RSM ownership. T. D.
Master has physically collected all the data on this project with the exception of data by
Royal/Battle Mountain Gold that was provided by Roger Steininger (Appendix II).

17.0 Adjacent Properties

The continuation of the mineralized Reliance Fault Zone south of the Gold Wedge
Resource is evident from the air photos compiled by RSM showing the drilling between the
Gold Wedge Gold Deposit and Echo Bay’s Open Pit Mine. It is evident from this air photo that the Gold Wedge Deposit is the northern continuation of the gold deposit mined in the open pit (Plate II). The mineralization in drill holes and historic underground workings can be followed from the Gold Wedge Resource into Echo Bay’s West Pit.

18.0 Mineral Processing and Metallurgical Testing

The proposed bulk (underground) sample and pilot processing plant proposed by RSM is expected to give the Company the necessary data regarding expected mineablility and recovery of the deposit. A more detailed treatment of the proposed processing facility for the Gold Wedge property is included in Appendix VI.

The best metallurgical testwork currently available on the Gold Wedge Deposit is to review the recoveries from the Tenneco Gravity plant that processed material from the West
Pit. As discussed in the previous section, the West Pit was mined on the continuation of the Gold Wedge Deposit and has similar metallurgical characteristics as the Gold Wedge
Deposit. The Tenneco plant had a throughput rate of approximately 3,000 tons per day and operated for six years as a profitable operation for Echo Bay Mines. The mine feed from the open pit essentially diluted a narrow five foot to thirty foot plus gold bearing shear zone containing an average grade of 0.30 - 0.60 ounces of gold per ton to 0.08 ounces of gold per ton. The plant managed to recover 70+% of the gold. Royal Standard is expected to experience better recoveries as part of a selective underground mining effort that will seek to limit dilution and to maintain the maximum possible head grade.

Metallurgical testwork of the gravity separation of gold in the Gold Wedge Deposit by
Freeport Minerals Company has indicated similar recovery characteristics to that obtained at Echo Bay’s West Pit Project (Appendix III). As part of this test drill, cuttings were crushed to a nominal 75% minus 100 mesh and then run through a spiral concentrator.
The concentrates contained 45% to 91% of all the gold in the samples. The remaining gold was then liberated and recovered with amalgamation and would also be recovered by cyanidation. The spiral was unable to recover all of the gold because of the small grain size. However, RSM plans to use jigs and tables to recover gold as small as 200 mesh or
0.04 mm in size. The gold size range in the Gold Wedge Deposit is 0.04 - 0.40 mm and up to
10mm is the operating grain size for a gravity circuit that does not require an intensive effort to recover the fine gold. Thin section analyses of gold bearing samples from drill cuttings confirms the size range for the gold mineralization (Appendix III).

19.0 Mineral Resource and Mineral Reserve Estimates

Gold Wedge Resource Description

The identified Gold Wedge mineral resource is the continuation of the previously mined
Little Grey - Reliance Fault Zone connecting the Gold Wedge resource with the underground workings and open pit mines to the south (Figure IV and Plate II). Production from the fault zone south of the Gold Wedge resource was greater than 300,000 ounces of gold (Kral,
V.E., 1951, Madry, J., 1986). The results of the following two resource calculations indicate similar grade gold to the historic production grades from the underground mines located on the Gold Wedge mineralized fault zone and immediately south of the property
(Plate II). Average gold grades mined from the Little Grey and Reliance underground mines were 0.30 and 0.60 troy ounces of gold per ton (opt) respectively. Bonanza gold grades were reported from the Reliance Mine in excess of 12 opt gold. The Gold Metals Shaft on the south end of the Gold Wedge resource produced approximately 5,000 ounces gold at an average grade of 0.55 opt (Draper, M. D., 1930).

The Reliance Fault Zone intersects the Manhattan Caldera Margin at the Gold Wedge resource. The majority of the known gold resource in the area occurs in the Reliance Fault
Zone where it intersects the Zanzibar Limestone overlying the Gold Hill Formation. The caldera margin faults are also mineralized and contain an additional resource of gold that is under-explored and will likely add to the current resource as exploration and underground development progress in the future.

The depth extent of mineralization along the Reliance Fault and the drill testing of mineralized host rocks below the known resource will also likely increase the known resource. The White Caps Limestone was the major producing host rock in the Manhattan
District in the past and occurs below the Gold Wedge Resource. The host rocks below the
White Caps Limestone are the stratigraphic section mined in the open pits 1000 feet south of the Gold Wedge resource and remain untested under the Gold Wedge resource. Refer to the cross section illustration of host rocks that have produced gold along the Reliance Fault,
1000 feet south of the Gold Wedge resource (Figure 7). These rock formations are under-explored or unexplored under the current resource.

Manual Resource Calculations by T. D. Master

T. D. Master 2001, calculated a manual resource from 33 cross sections using a spacing of 25’ to 100 feet. Mineralization boundaries were defined from structural boundaries and bedding replacement. A polygonal block model was constructed on the cross sections
(Figure 6 and 6a). The volumes of the polygons were calculated from measuring true thicknesses of the mineralized zone from the sections, multiplied by 1/2 the distance between the mineralized holes, multiplied by the distance allowed for the resource category. A cutoff grade of 0.15 opt gold was used for the calculations, based on the fact that 0.15 opt grade is estimated to be the current break-even grade to cover preliminary mining and processing costs. The true thickness of zones was measured from the cross sections and grades were not cut. No dilution was calculated and a tonnage factor of 13 cubic feet per ton was used based on the measurements used by other operators for mining
1000 feet south of the resource. The manual resource study is summarized in the following table listing the calculated gold ounces from each cross section area for the measured and indicated categories of the resource. From section F-F’ north, the calculated resources occur in the Zanzibar Limestone to the north and the Gold Hill Siltstone to the south (Figure 7).

Measured: The measured category was restricted to the area 50 feet up-dip and down-dip from mineralized drill intercepts within the fault zones or 1/2 the distance between holes less than 100 feet apart up-dip and down-dip in the fault zone, and 1/2 the distance between drill holes along the strike of the fault zone. The 50 feet distance is established from drill spacing and mineralization continuity along strike and vertically within the mineralized fault zone. The continuity of mineralization and historic production from this structure along strike strongly supports the projection of the assay sections for at least fifty feet from the bore hole intersections and conforms to the
United States Geological Survey definition for measured resources. (Mining Engineering
Handbook, 1973 and McKinstry, 1949).

Indicated: The indicated category was restricted to 50 feet to 100 feet from mineralized drill intercepts up-dip and down-dip from the measured category and the same
1/2 distance between drill holes along the strike of the Reliance Fault. Drill density less than 100 feet spacing has no indicated resource. The indicated resource measurements also conform to the United States Geological Survey definition for measured resources.
(Mining Engineering Handbook, 1973 and McKinstry, 1949).

Inferred: A geological projection of similar grades and thickness into extension areas not drilled and limited to a distance no greater than 500 feet from known drill control when structural direction and mineralization controls to economic mineralization are established.

Using a cutoff grade of 0.15 opt gold, which is considered the "break even grade", based on preliminary mining and processing cost estimates on the Gold Wedge
Project, the average grade of 0.494 opt for the measured resource is high enough to be considered economic grade mineralization subject to confirmation by underground bulk sampling

and processing. The lower grade mineralization between 0.03 and 0.15 opt gold may be partially mined as dilution and to provide continuity in mining along the trend. The plan maps and cross sections in the figures and plates at the end of the report illustrate how the measured and indicated resource blocks will be accessed and mined with a decline driven from RSMs’ patented claim followed by crosscuts and drifts into the mineralized zones. Detailed reports by Master 2001, and Martin 2002, are included in
Appendix IV.

TABLE 3

Manual Resource Calculations by L. G. Martin

Laurence Martin, B.Sc., geological engineer and mine geologist for Echo Bay’s West
Pit was contracted by Royal Standard Minerals to conduct an independent resource estimate for the Gold Wedge Project. Mr. Martin was the mine geologist for Houston Oil and Minerals in the open pit mining of the Reliance - Little Grey Fault Zone 1000 feet south of the Gold Wedge Deposit.

The geological and grade boundaries were digitized and the computer calculated the volumes of the resource blocks (Tables 8 and 9, Appendix IV). Five cross sections were constructed from the geology and grade boundaries for the Gold Wedge Resource, (Figures
8,8b and 9,9b, Appendix IV). The following methodology was used by Mr. Martin to calculate the Gold Wedge resource.

"Boundaries were placed upon the mineralized envelopes of the Reliance Fault and the ring structures, utilizing geological drill logs and assay values. Oriented cross sections (N60E) was drawn perpendicular to the strike of the Reliance Fault (N30-35W), with spacing no larger than 120 feet between each section. Cross-section spacing of 25 to
50 feet was necessary in more densely drilled locations. Drill hole density was adequate in several cross sections to project the structures and mineralization between drill holes. The resource calculation was estimated by partitioning the gold resources into three categories; measured, indicated and inferred. Boundaries of the mineralization were selected using two cutoff grades. The internal cutoff grades for high grade were greater than 0.10 opt gold. Internal cutoff grades for low grade were 0.02 and less than 0.09 opt gold.

Measured: Boundaries of a mineralized structure were limited to the two cutoff grades of mineralization and delineated by the drill hole intercept defined by assay results recorded on the geological logs or assay lab reports. A maximum inference of 75 feet up dip and 75 feet down dip in the structure was selected. All assay values in the two cut-off grades were utilized appropriately to derive an average grade. Halving the distance between cross section boundaries and multiplying the measured area of the mineralization, calculates volumes along strike. For example: Cross Sections 8450 and 8550 are 100 feet apart from each other, the distance of inference for each cross section is 50 feet.

Indicated: The drill holes of the Project had various azimuths and dip orientation from the surface. In several locations of the deposit, the drilling intersected the mineralized structures either above or below elevation levels depicted by adjacent cross sections of the same structure. The mineralization was projected up or down to those elevations and halfway between cross sections maintaining the mineralized thickness as defined by the measured category. The deepest intercepts are at the 800 Level (800 feet beneath the surface) on Cross Section 8850.

Inferred: Ore grade mineralization was intercepted by drilling at the 800 Level.
All mineralized envelopes of the Reliance Fault were projected to the 800 Level from their last elevation in the indicated category and maintaining the mineralized thickness as defined in the measured category. The inferred category was lengthened to include the 1000
Level as other mining operations of similar mining conditions and extraction methodology constructed both spiral declines and ventilation shafts to 1100 feet beneath the surface.", (Martin, 2002).

Table 4

Category
      Tons
*TF = 13
      Grade
opt
      Ounces
gold

Measured
280,030
0.313
87,775

Indicated
252,762
0.367
92,872

Inferred
972,295
0.389
377,864

* = tonnage factor

  See the following tables 8 and 9 in Appendix IV for further breakdown of the categories by structure type.

Comparison of the Manual Resource Calculations to the Computer Modeled Mineral
Evaluation Data System (MEDS) Resource Calculations

The Ashton Engineering Report prepared by James Ashton, certified professional engineer
(CPE#9162) (Appendix IV) discusses the differences between the manually calculated resource estimates and the kriged block model. The grade reduction in the kriged model is normal and expected from grade smoothing and statistical restrictions on the radius of influence for the high-grade mineralization above 1.0 opt gold.

However, within a 95% confidence limit, the downside risk of the average grade is 0.300 opt gold or 24% lower than the mean value of 0.417. The upside potential is 0.560 opt gold or 41% higher than the mean value of 0.417. The average grade of 0.494 opt, manually calculated by T. D. Master is well within the 95% confidence range at 22% upside. These average grade determinations assume no mining dilution and accept the drill assays as representative of the grades in the calculated tonnages of ore. As in all high-grade deposits, there is reason to use caution when planning mining operations. Early in the
Gold Wedge evaluation, the statistical treatment of the resource by Ashton indicates a smaller resource size with the statistical restrictions on the higher grades and a minimum of geological grade boundary definition applied to the resource. Grade greater than 1.0 opt was restricted to a radius of 20 feet within the structural zone surrounding the mineralized drill holes. The 0.5 to 1.0 opt grade was restricted to 30 feet within the structure and the 0.15 to 0.5 opt restricted to 50 feet within the structure unless the program was forced to extend these boundaries between drill holes. This treatment is commonly used when geological control is not determined. The Ashton Report was an early treatment of the grade boundaries prior to the detailed mapping of the geological boundaries by Martin, 2002. Grade boundaries are a geological confidence issue that is solved by careful mapping of the resource. This is the reason for the intense effort to map the grade boundaries and derive the mineralization controls for the high-grade mineralization. The following effort by Martin, 2002 confirms that Master, 2001 earlier resource calculations are verified.

Affects on Resources and Reserves (g of item 19)

There were no legal, titles, permitting, environmental, water use or public disturbance problems found by the authors that are anticipated to disrupt the plans to carry out the bulk sampling and metallurgical testing program. The permitting has advanced to a stage where a significant problem would have surfaced. The land holdings are sound and uncontested. The Nevada Department of Environmental Protection has tentatively approved a reclamation bond of $118,725. The water pollution control permit has been completed and only minor revision is necessary prior to the public review period. All permits for mining are anticipated to be issued no later than March 2003. The zero discharge permits, zero surface disturbances on federal land and the physical separation plant with no chemical treatment process has expedited the approval process. In late December, 2002 the Company has been notified by the Nevada Department of Environmental Protection that it will recommend the issuance of the necessary permits to commit the construction of the decline and surface processing plant facilities.

(h of item 19)

At the present time there are no known issues that would materially impact the estimates of the mineral resources. This property is located within a mining district that has had a long history of prior mining activity. There is a considerable amount of information regarding the metallurgical aspects of the various ore types and mining methods that have been employed with success in the District mining infrastructure.

The measured and indicated gold resources calculated using the cutoff grades of 0.10 and 0.15 ounces of gold per ton have been analyzed economically using estimated contractor mining costs and plant construction and operating costs (Appendix VI). Various gold prices, gold recoveries and operating costs were applied to determine the break-even grade of the resource (Appendix VI(c).

Decline Construction Plan – Plant Design - Reclamation Plan and the Completion of
a Preliminary Feasibility Study (i – k of item 19)

Preliminary studies indicate that the Gold Wedge project has a sufficient gold resource, is metallurgical feasible and has other favorable factors which would indicate potential for commercial production. These positive indicators have encouraged the Company to pursue a more detailed study including driving a decline in order to take a bulk sample in order to carry out additional metallurgical test work preparatory to arrive at a more accurate estimate of the capital and operating costs that might be required to place the property into production and to estimate its profit potential. Should the above program be successful a preliminary feasibility and or a bankable feasibility study will be carried out involving the pricing of major equipment and materials to be used and estimating the cost of labor, plant erection, mine preparation and auxiliary installations for a proposed operation.

Mining Permit and Reclamation Plan

The proposed advanced exploration-bulk sampling and plant construction plan will be initiated with the completion and filing of Water Pollution Control and Reclamation Plans with the Nevada Department of Environmental Protection (NDEP) in October, 2002 and the
acceptance by said department. The plan as presented assumes an initial production rate of approximately 500 tons per day. The reclamation bond has been established at US$118,725.
by NDEP for this project. RSM expects the permit to be approved by March 2003. NDEP has tentatively approved the reclamation plan and it has been submitted for a 30-day public comment period. A detailed water pollution control and reclamation plan permit application is included as Appendix V.

A Reclamation Plan has been finalized by Dyer Engineering, which is certified in the design of reclamation plans for the State of Nevada. The Water Pollution Control Permit
and Reclamation Permit Applications were filed in October 2002 with the Nevada Department of Environmental Protection (Figure 10). The bond for the reclamation of the project is a nominal $118,725. as a result of being restricted to only 20 acres of total surface disturbance. The following maps show the pre-closure (figure 11) and closure plan (Figure
10) submitted to the State of Nevada.

Underground Construction Plan

Phase1 includes the construction of a 12 foot x 14 foot-2000-foot decline to a depth of
350 feet which is expected to be initiated during the first quarter, 2003 (Figures 6a and
7, Appendix VI). The decline will be driven on a –15 percent slope. The decline construction phase is estimated to take four to five months to complete. A crosscut will be driven into the deposit and drift driven along the gold bearing structure. This program will include the collection of an 8,000-ton bulk sample. A pilot mine production program is anticipated to commence in the second quarter of 2003, with a target of completing mine feasibility during the spring, 2003.

The decline construction phase will include an evaluation to determine the appropriate mining method(s), based upon the results of the underground construction of the decline, crosscut and bulk-sampling program. This program is anticipated to be completed in conjunction with an underground and surface-drilling program to test the size and quality of known extensions to the deposit. The Company has plans to further drill test the deposit in order to upgrade the quality of the inferred resource. This effort is considered an essential component to fully develop the property as a means to extend the life of any proposed operation to beyond a 3-5 years period.

Four (4) decline construction contractors have submitted bids to the Company; there are currently two contractors that have submitted competitive bids for a start-up date during the first quarter, 2003. The cost of the decline construction and bulk-sampling program is expected to be US$1.0-1.3 million range. The mine production contractor will commence immediately after the bulk sample is obtained. A more detailed evaluation of an underground mining plan and operating cost estimates will be determined after a pre-feasibility or bankable feasibility study is carried out (Appendix VI).

Mineral Processing Plant and Pilot Plant Design

A physical separation plant and pilot plant was designed by Goldfields Engineering
Inc.(GEI), Salt Lake City, Utah. The design plan with total facility layout is shown on the following figures 11 and 12. The pilot plant is essentially a gravity washing plant for placer gold with a crushing circuit to liberate the gold by crushing and washing. GEI designed the gravity circuit at the nearby Round Mountain Mine as well as many international projects for the recovery of lode and placer gold by gravity methods. The gravity circuit designed by Tenneco for the open pit 1000 feet south of the Gold Wedge resource recovered the majority of the gold (70-90%) mined. The initial metallurgical testing on the Gold Wedge mineralized sample recoveries indicates similar returns to Echo
Bay’s West Pit deposit. The Echo Bay property was a bulk mineable deposit whereas the
Gold Wedge is expected to be an underground property.

The mine feed from the open pit essentially diluted a narrow five feet to thirty feet plus gold bearing shear zone containing an average grade of 0.30 - 0.60 ounces of gold per ton to 0.08 ounces of gold per ton. The plant managed to recover 70+% of the gold. Royal
Standard is expected to experience better recoveries as part of a selective underground mining effort that will seek to limit dilution and to maintain the maximum possible head grade. The gravity circuit designed for the Gold Wedge Resource is anticipated to recover at least that percentage from the undiluted ore selectively mined underground. Gravity concentration and free gold determination tests on drill cutting from the Gold Wedge
Resource completed by Freeport Gold Company show 99% liberation of gold with a nominal 75%
minus 100 mesh and 90 % of the gold was recovered from the highest grade sample using a spiral concentrator. Lower recoveries are attributed to crushing too fine and creating slimes.

GEI has proposed a full-scale plant to process up to 500 tons per day that can be constructed by GEI for US$253,045 (Table 5). The plant design and component costs by Jim
Hutchins, Senior VP for GEI is attached and replaces an earlier design by Charles McClean that used numerous rough cleaning tables (Figure 12). The proposed start-up pilot plant will determine the components for the full-scale plant. GEI can construct the pilot plant for US$25,000. Please refer to Appendix VI(b) for additional details on the mineral processing plant design costs.

The containment for the processed bulk sample will be constructed as required by the
Nevada Department of Environmental Protection. The containment for the processed bulk sample will be constructed as heap leach pads and the remaining gold in the processed bulk sample can be recovered by cyanidation. The current permits are for physical separation only. The heap leach pad construction including blasting and excavation is budgeted for
US$450,500. (Table 5).

A summary of the preliminary development budget, including exploration drilling both surface and sub-surface is tabulated from the above discussion as follows; The budget for the

Table 5

Gold Wedge Project Development Budget

Gold Wedge Project Development
Budget

    U.S.
dollars

    Decline and 8,000 ton
bulk sample
1,300,950.

    Drilling (decline
condemnation)
15,000.

    Drilling (underground
and surface exploration)
200,000.

Ore Pad Construction
95,000.

Small Portable Plant
25,000.

Full Scale Plant
253,045.

    Heap Leach Pads
    Construction
(includes blasting and excavation)

450,500.

Silt Ponds
61,400.

Diversion Ditch
40,000.

    Mill Floor Slab and
Sealer
80,000.

Reclamation Bond
118,725.

Subtotal
2,639,620.

10% contingency,
263,962.

TOTAL BUDGET
    2,903,582.

A preliminary construction (decline) plan and processing plant design, including a preliminary economic analysis for the reclamation bond and water pollution control permit application to the Nevada Department of Environmental Protection (NDEP) is included in
Appendix VI(a-c).

20. Other Relevant Data and Information

The Company expects to achieve the necessary permits to commence construction of the decline and the pilot surface processing facilities during the first quarter, 2003.

This contention is supported by recent correspondence from the Nevada Department of
Environmental Protection.

21. Interpretation and Conclusions

This project has reached a level of confidence where drilling should proceed from underground in addition to surface drilling to delineate the known resource. Priority number one is delineation drilling from underground drill stations as the decline advances. The remaining surface drilling should be focused on condemnation holes for the decline and facility site, several tests for undiscovered mineralization in the White Caps
Limestone and underlying Gold Hill Formation, and the north deep extension plunging into the Caldera.

Surface exploration drilling is required to test the undrilled area on the south facing slope of Black Mammoth Ridge, where a discovery of both high grade mineralization and bulk tonnage low grade material was discovered in previous drilling along the west side of the
Gold Wedge Resource. Other resources such as the Keystone Resource, located three miles south of the Gold Wedge deposit and the discovery possibilities west of the Gold Wedge
Resource could add additional resources and potential reserves. A continued effort should be maintained to discover additional gold resources in a three-mile radius surrounding the facility site, including placer gold resources, which can be processed in the physical separation plant without the use of the crushing circuit.

Although the mineralization at Gold Wedge exhibits a strong structural control there is evidence of a partial stratigraphic control by the gold mineralization becoming more disseminated and higher grade in the limestone sequence; however, the best grades of mineralization identified to date occur within and closely associated to the fault zones.

The Caldera margin is considered to be very prospective for additional shallow and deep resources. A mineralized zone considered to be very prospective for additional resources is where the Reliance fault merges with the caldera margin structures. The gold mineralization occurs over a known vertical range of 500 feet and plunges north into the caldera margin where gold mineralization is known to exist to a depth of 700 feet.
Mineralization also occurs in the volcanic breccia along the north end of the deposit with discovery potential for Round Mountain type mineralization at depth.

The metallurgical processing of a bulk sample from underground mining is considered to be the best method of advancing this project to production. The basic reason is that an underground (decline) would place the Company in a position to advance the development of this project if the grade, continuity and recovery rates that were predicted to be achieved were in fact achieved. Continued exploration would then be managed from both surface and underground drill stations. The majority of the delineation drilling can be accomplished from underground drill stations as the decline and mining advances. The remaining surface drilling should be focused on condemnation holes for the decline and facility site, drilling for undiscovered mineralization in the White Caps Limestone and underlying Gold Hill Formation, and the north deep extension plunging into the Caldera.
This effort would be focused on upgrading the relatively large inferred resources to the measured and indicated resource categories.

22. Recommendations

During 2002 the Company contracted independent consultants to further the evaluation of the database resulting in the third review of the current gold resource inventories on the
Gold Wedge Property. The authors conclude that there is sufficient justification to complete the proposed decline and extract a bulk sample of approximately 8,000 tons as the first phase of work to more accurately determine mining costs for possible full-scale production. This first phase requires the securing of a reclamation bond. The decline and bulk-sampling phase are budgeted for US$1,300,950. (Table 5). Drilling costs of US$215,000 are included in the budget for surface condemnation drilling of the decline area and underground drilling from the decline into the known gold resource prior to and during the mining of the bulk sample. The reclamation bond is budgeted for US$118,725 and required to be deposited prior to the start of the decline construction.

The second phase of the Project is to construct a pilot surface facility to process the bulk sample for recovering the gold in the sample and determining the recoveries and operation costs of any proposed physical separation plant. The preliminary design of the processing facility is budgeted for US$1,004,945 which includes a concrete pad
(US$95,000.), a small portable plant (US$25,000.), the full scale plant construction
(US$253,045), heap leach quality constructed ore pads (US$450,500.), silt ponds
(US$61,400), diversion ditch (US$40,000), and mill floor slab (US$80,000.) The authors recommend the construction of the full scale processing plant to determine the recoveries for full scale processing. The budget for the full-scale plant is 8.7 percent of the total budget and is capable of processing the entire bulk sample in 20 days compared to 1 year for the pilot plant. The pilot plant is necessary to complete the design of the full-scale plant. The containment pads should be constructed for heap leaching, in the event that unrecovered gold in the material processed through the physical separation plant can be recovered economically by heap leaching.

Table 5

Gold Wedge Project Development Budget

Gold Wedge Project Development
Budget

    U.S.
dollars

    Decline and 8,000 ton
bulk sample
1,300,950.

    Drilling (decline
condemnation)
15,000.

    Drilling (underground
and surface exploration)
200,000.

Ore Pad Construction
95,000.

Small Portable Plant
25,000.

Full Scale Plant
253,045.

    Heap Leach Pads
    Construction
(includes blasting and excavation)

450,500.

Silt Ponds
61,400.

Diversion Ditch
40,000.

    Mill Floor Slab and
Sealer
80,000.

Reclamation Bond
118,725.

Subtotal
2,639,620.

10% contingency,
263,962.

TOTAL BUDGET
    2,903,582.

Water well monitoring construction has been completed for the initial construction phase of the Project. The Company expects to have the necessary construction and full mine permits including a bond permit during the first quarter, 2003.

23. References

Cummins, A.B. and Given, I.A., Editor, 1973, SME-Mining Engineering Handbook, Society
of Mining Engineers of American Institute of Mining, Metallurgical and Petroleum
Engineers, Inc., NY, Volumes I and II.

Crown Resources Corp., 1982, unpublished company reports pertaining to the Gold Wedge
Project, Manhattan Mining District, Nye County, Nevada.

Draper, M.D., 1930, Report on the Sullivan Mine, known as the Gold Metals Consolidated,
Manhattan Nevada, unpublished report, 4 p.

Ferguson, H. G., 1924, Geology and Ore Deposits of the Manhattan District, Nevada: USGS
Bulletin 723, 163 p.

Ferguson, H.G., 1921, The Limestone Ores of Manhattan, Nevada: Economic Geology, v.
25,p. 1-36.

Freeport Exploration Company,1983-85, unpublished company reports pertaining to the
Gold Wedge Project and other properties, Manhattan Mining District, Nye County, Nevada.

Kral, V. 1951, Gold Production of the Gold Metals Mine, Bull. 45, Nevada Bureau of
Mines, p 119-120.

Madry, J.W., Coyle, R.D. and Pettit, P.M. 1988, Geology of the Manhattan Gold Deposit,
Nye County, Nevada, In Bulk Mineable Precious Metals Deposits of the Western U.S., PP
119-134

Martin, L. G., 2002, Resource Estimate, Gold Wedge Project, Manhattan Nevada,
unpublished report, 3 pages with attachments.

Master, T.D., 2002, Geology and Gold Resources of the Gold Wedge Deposit, Manhattan
Mining District, Nye County, NV, unpublished report, 16 pages with attatchments.

McKinstry, H. E., 1949, Mining Geolgoy, Prentice-Hall Inc., NY,NY, 679p.

New Concepts Mining Inc, 1996-97, unpublished company reports pertaining to the Gold
Wedge Project, Manhattan Mining District, Nye County, Nevada.

Shawe, D.R., 1999, Geologic Map of the Manhattan Quadrangle, Nye County, NV, USGS
Quadrangle map, GQ-1775, scale 1:24,000.

Shawe, D.R., Marvin, R.F., Andriessen, P.A.M., Mehnert, H.H., and Meritt, V.M., 1986,
Ages of Igneous and Hydrothermal Events in the Round Mountain and Manhatttan Gold
Districts, Nye County, Nevada: Economic Geology, v.81, p. 388-407.

24. Date and Signed by

January 7, 2003 by:

/s/ TIMOTHY D. MASTER

/s/ ROGER C. STEININGER

TIMOTHY D. MASTER

ROGER C. STEININGER

25. List of Figures

26. Certificates and Consents of Authors

27. Consent From Contributing Geologists and Engineers